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Resident Hong Kong Partners

Davis Polk & Wardwell 852 2533 3300 tel Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

Karen Chan †           Martin Rogers †

Yang Chu †              Patrick S. Sinclair*

James C. Lin*          Miranda So*

Gerhard Radtke*     James Wadham†

Hong Kong Solicitors

* Also Admitted in New York

† Also Admitted in England and Wales

January 20, 2021

Re:	Onion Global Limited
Draft Registration Statement on Form F-1
Submitted December 14, 2020
CIK No.: 0001829949

Confidential

Mr. Blaise Rhodes

Ms. Linda Cvrkel

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Blaise Rhodes, Ms. Linda Cvrkel, Ms. Cara Wirth and Ms. Erin Jaskot:

On behalf of Onion Global Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 11, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 14, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	January 20, 2021

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in March 2021. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

*         *         *         *

Prospectus Summary

Overview, page 1

1.	Please define or include descriptions of the following terms or phrases as they relate to your business:

•	brand partners;

•	brands;

•	dream factory;

•	lifestyle brands;

•	to “groom” brands; and

•	to “incubate” brand partners.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 10, 116 and 121 of the Revised Draft Registration Statement to define or describe the meanings of the terms of “brand partners,” “brands,” “lifestyle brands” and “incubate,” replace “groom” with “promote,” and removed the references to “dream factory” in describing its business operations and strategies. Additionally, the Company submits that “dream factory,” as used in its Mission Statements, represents its aspiration to become a leading company that is capable of developing and promoting new lifestyle brands that young people in China dream of.

2.

We note your statement that your platform “improved [your] users’ lives in small but meaningful ways, disrupted the conventional offline and online lifestyle retail landscape, and reshaped the consumer culture in China.” Please provide additional support and context for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 116 of the Revised Draft Registration Statement.

3.

We note that you have 20 private label brands, over 60 brand partners, and over 130 authorized distributors and resellers around the globe. We also note that you have over 429,000 active KOCs, including O’Partners, third-party product suppliers, and cooperate with logistics services providers, and marketing partners. To the extent you are substantially dependent on any contract associated with the foregoing, please include such agreement(s) as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission	3	January 20, 2021

The Company respectfully advises the Staff that the Company believes that no contract associated with any individual brand partner, authorized distributor / reseller, KOC, or any other third-party business counterparties (such contracts, the “Business Contracts”) constitutes a “material contract” that would otherwise be required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Additionally, the Company respectfully submits that it is not substantially reliant on any of its third-party suppliers. For the years ended December 31, 2018, 2019 and for the six months ended June 30, 2020, total GMV generated by sale of products procured directly from all brand partners accounted for 20.8%, 27.4% and 33.0% of total GMV generated by sale of products on O’Mall (the Company’s major mobile app), respectively. As the Company collaborates with over 60 brand partners, the Company is not dependent on any individual Business Contracts entered into with any such brand partner. Similarly, total GMV generated by sale of private label products counted for 0.1%, 0.6% and 1.0% of total GMV generated by sale of products on O’Mall, respectively. As such, no Business Contract in relation to the Company’s private label business is material to the Company’s results of operations or business strategies as a whole and therefore should be individually disclosed as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

In addition, as disclosed in the Draft Registration Statement, no individual customer represented greater than 10% of the Company’s total revenues for the years ended December 31, 2018 and 2019, respectively. Given the large and growing base of active KOCs, including O’Partners, the Company believes no Business Contract entered into with such individuals constitutes a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

Furthermore, although purchases from one supplier for logistic services accounted for approximately 26% and 27% of the total amount of logistic service purchases made by the Company for the years ended December 31, 2018 and 2019, respectively. The Company did not, and does not expect to, substantially rely on such logistic services provider because there are a sufficient number of alternative logistic service suppliers who are capable of providing similar services at reasonable prices. Therefore, the Company believes no Business Contract entered into with such logistic services providers constitutes a “material contract” pursuant to Item 601(b)(10) of Regulation S-K

The Company will continue to evaluate the materiality of any new Business Contract it may enter into in the future and, if and when the Company enters into a Business Contract that is material to the Company under Item 601(b)(10) of Regulation S-K, the Company undertakes to file a copy of such Business Contract and disclose its material terms as required.

Securities and Exchange Commission	4	January 20, 2021

4.

Please clarify what your “massive social graph and database” is and specifically what data analytics it relies upon. Please also provide additional information supporting how you turn “the incubation of emerging brands from a reactionary, discretionary exercise into a predictive, data-driven technique.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 81 and 116 of the Revised Draft Registration Statement.

5.

Please disclose the industry average delivery time and how you have defined industry for this purpose. Please also provide supplemental support for your recognition as “a pioneer and leader in social e-commerce.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 81 and 117 of the Revised Draft Registration Statement.

6.

We note your statements on page 4 regarding your successful track record and plans to expand your brand portfolio. Please provide support for these statements or characterize them as management’s beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 118 and 119 of the Revised Draft Registration Statement.

Use of Proceeds, page 64

7.

We note that you plan to use approximately 15% of the net proceeds from this offering for, among other things, potential strategic investments and acquisitions. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Further, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 3.C of Form 20-F.

The Company respectfully advises the Staff that the Company may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies or to enter into strategic relationships with third parties. The Company has no present understandings, commitments or agreements to enter into any acquisitions or investments. The actual amount and timing of planned spending for such purposes will depend upon a number of factors, including the growth of the Company’s sales, competitive developments in lifestyle brands market and e-commerce, the actual capital expenditures, the Company’s cash flows, and the growth of the Company’s business.

Securities and Exchange Commission	5	January 20, 2021

The Company has revised the disclosure on page 65 of the Revised Draft Registration Statement to reflect such intention.

Selected Consolidated Financial Data

Summary Consolidated Balance Sheet Data, page 78

8.

Please revise to also disclose the Company’s total assets as of the end of each period presented. Your Summary Consolidated Financial Data and Operating Data on page 16 should be similarly revised. Refer to the guidance in Part I, Item 3.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 79 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 80

9.

Please tell us, and revise your filing to discuss, the reasons why your presentation of gross merchandise volume, or “GMV,” provides useful information to investors. Additionally, include a statement indicating how you use the metric in managing or monitoring company performance. Refer to Release Nos. 33-10751; 34-88094; and FR-87.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

10.

We note that your risk factor disclosure on page 29 discusses the adverse effects of COVID on your business, but your disclosure in this section does not address such adverse effects. Please revise your disclosure in this section to reflect the impact that COVID-19 had on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement to discuss the adverse effects of COVID-19 on the results of operations in greater detail.

11.

We note your Key Components of Results of Operations on page 82. With respect to your services revenues, please tell us what percent of your services are generated in China (O’Mall) and outside of China (CosyFans).

The Company respectfully submits that the product and service revenues generated outside of China accounted for less than 1% of the Company’s total product and service revenues for the year ended December 31, 2018 and 2019 and for the six months ended June 30, 2020.

Securities and Exchange Commission	6	January 20, 2021

Results of Operations, page 87

12.

A significant portion of your results of operations disclosure is dedicated to stating, in narrative form, dollar/RMB changes in accounts. In addition, while you discuss certain factors to which changes in operations are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. For example, you state that the significant revenue growth for the six months ended June 30, 2020, was primarily due to the growth of revenues generated from sales of products, which was due to an increase in the total number of orders placed, from approximately 4.7 million in the first half of 2019 to 7.8 million in the same period of 2020, as the result of an increase in the total number of active buyers and the total number of brands on your platform, despite the decreased average order value. However, you do not quantify the impact of these factors nor analyze the underlying reason for the changes. We believe your disclosures could be improved by quantifying the effects of changes in both price and volume on revenues and expense categories. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 to 94 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 94

13.

Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

14.

Please revise your disclosures to include an analysis of your cash flows from operating activities that explains the significant year-to-year variations in the line items reflected in your statements of cash flows (e.g. provide an explanation for the significant change in your inventory, prepayments and other current assets, accounts payable, etc.). Your analysis should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, as it relates to liquidity and capital resources for guidance. Also, please revise to discuss your cash flows from operating, investing and financing activities during the six months ended June 30, 2019.

Securities and Exchange Commission	7	January 20, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Revised Draft Registration Statement.

Critical Accounting Policies

Revenue Recognition, page 97

15.

We note that for services rendered, the active key opinion consumers (KOC) subscription period is estimated to be no more than two years for the periods presented. Considering the KOCs are provided lifetime subscriptions, please expand your disclosure to explain how your determined that ‘no more than two years’ is the appropriate period over which subscription service revenue is recognized. Also, please explain the nature of the facts or circumstances that occurred during both 2018 and 2019 and the six months ended June 30, 2020 that resulted in changes in estimates with respect to your service revenues and which resulted in reductions or increases in your revenues and net income (losses) during each of these periods.

The Company respectfully advises the Staff that the active KOC subscription period for lifetime subscriptions is estimated based on historical KOC usage behavior of new KOC accounts since the beginning of 2016. The Company’s O’Mall platform tracks the activities of all of its KOC accounts, including when an individual initially registers as a KOC and the daily orders generated by each KOC account. Historical KOC usage patterns are determined on a daily basis by comparing the proportion of KOC accounts with generated orders to the total KOC accounts, considering KOC accounts registered on or after January 1, 2016. The Company then uses a regression model to simulate a KOC retention rate curve based on the daily historical KOC usage patterns. Based on this KOC retention rate curve, the Company estimates the average number of days during which a KOC account remains active after its initial registration. The Company believes it is appropriate to recognize subscription services over the period of the estimated active KOC subscription period of no more than two years as that is when a customer simultaneously receives and consumes benefits from the Company’s performance although the subscription is for a lifetime. In addition, the Company considers historical KOC usage behavior from January 1, 2016 to provide a sufficient amount of historical data for the Company to estimate the active KOC subscription period. In response to the Staff’s comment, the Company has revised its disclosures on pages 101 and F-23 of the Revised Draft Registration Statement.

Securities and Exchange Commission	8	January 20, 2021

The Company further respectfully advises the Staff that the active KOC subscription period during both 2018 and 2019 increased due to increased KOC account usage compared to the prior reporting period, primarily driven by the Company’s enlarged brand portfolio and shortened average delivery time which improved its O’Mall customers’ shopping experience and created more opportunities for its existing KOCs to refer products through sharing their shopping experience and product information with their social contacts. Although the Company’s definition of an active KOC for purposes of the disclosure on pages 17 and 127 of the Draft Registration Statement (pages 17 and 130 of the Revised Draft Registration Statement) is different from how it is considered when estimating the active KOC subscription period as described above, the overall trends in the related operating metrics are aligned with the changes to the Company’s estimates of active KOC subscription period. The average GMV generated by each active KOC increased from RMB8,131 as of December 31, 2018 to RMB9,163 as of December 31, 2019. In addition, active KOCs had successfully recommended 5,590 products to customers in 2019, resulting in an increase of 491% compared to 946 products recommended to customers by active KOCs in 2018. During the six months ended June 30, 2020, the active KOC subscription period decreased as compared to 2019 mainly due to a change in the behavior of the new KOCs in 2020 who engaged in concentrated product referral and promotional activities during the period when the Company held promotional events. Specifically, the number of KOCs increased 26% from 492 thousand as of December 31, 2019 to 621 thousand as of June 30, 2020; however, the number of active KOCs only increased by 11% from 385 thousand to 429 thousand for the same period. In addition, the impact of COVID-19 also resulted in fewer offline promotion activities held during the first half of 2020 compared to the same period in 2019 and customer purchase behavior also shifted to increased consumption of daily necessities from discretionary purchases of certain products such as beauty products, resulting in a decrease in average GMV generated by each active KOC from RMB5,562 for the six months ended June 30, 2019 to RMB4,498 for the six months ended June 30, 2020.

16.

Your disclosure on page 127 indicates that you reward your O’Partners and KOCs with various benefits such as cash incentives, coupons and invitations to offline events. Please explain how you account for the different types of incentives issued to these parties in your financial statements. Also, please disclose the amounts of such incentives recognized in your financial statements during the periods presented and indicate where they have been reflected in your consolidated statement of operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as disclosed on pages 98 and F-23 of the Draft Registration Statement (pages 101 and F-23 of the Revised Draft Registration Statement), KOC incentives are paid to O’Partners and KOCs for their referral service determined by an agreed formula based on the successful completion of product orders placed by customers referred by them, which are recorded as “Costs of revenues” in the consolidated statements of comprehensive (loss)/income.

In addition, the Company rewards cash incentives to O’Partners for their product promotion efforts based on the results of their relevant marketing and promotional activities, such as the number of KOCs invited by O’Partners and product sales generated by an O’Partner’s referrals. Cash incentives are paid in exchange for services provided by O’Partners at fair value and are recognized as selling and marketing expenses in the consolidated statements of comprehensive (loss)/income, which were RMB25.8 million, RMB45.4 million and RMB15.1 million for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2020.

Securities and Exchange Commission	9	January 20, 2021

The Company also issues coupons to O’Partners from time to time as rewards for their marketing and promotional activities provided during the Company’s promotion events, such as Beauty Carnival. Such coupons are not transferrable to others and can only be used to reduce the purchase price of product purchases made by O’Partners on O’Mall. The total amount of coupons redeemed by O’Partners was not material to the Company’s consolidated financial statements.

The Company further respectfully advises the Staff that the Company does not reward any cash incentives or coupons to its KOCs.

The Company hosts offline events from time to time, including seminars and campaigns, aimed at providing consumers with useful information and promote its brand and product awareness. Occasionally, the Company invites O’Partners and KOCs to attend these offline events to share their shopping experience and provide O’Partners and KOCs with opportunities to make new social contacts and expand their social network. The Company records the expenses for hosting offline events in selling and marketing expense which were RMB17.0 million, RMB22.4 million and RMB0.4million for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2020.

Industry, page 104

17.

We note the five major product categories in the “lifestyle brands market in China.” Please revise to disclose in which of the five categories your business operates and the related percentage of revenues associated with each category.

The Company respectfully submits that the Company operates in all five major categories. However, the related percentage of revenues associated with each category is not readily available because the management does not evaluate the performance of the Company as a whole by revenue contributions from each product category. The purpose of disclosing major product categories in China’s lifestyle brands market is mainly to highlight the key product categories that are deemed to be the major drivers of the growth of the overall industry. Nevertheless, the Company has revised its disclosure on pages 108 and 109 of the Revised Draft Registration Statement to include its total GMV generated by the sale of products in each of the five major product categories, which the Company believes may provide additional meaningful information to prospective investors.

18.

We note that you ranked as the 5th largest among all cross-border e-commerce platforms in China that offer both import and export lifestyle brand businesses. Please revise to disclose the number of e-commerce platforms included in this category.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

Securities and Exchange Commission	10	January 20, 2021

Business, page 113

19.	We note your description of the O’Mall Mobile App, including the description of the “O’Mall User Community.” Please clarify whether your CosyFans Mobile App operates using a similar user community.

The Company respectfully advises the Staff that it currently operates CosyFans in Malaysia with a business model similar to that of O’Mall in China. However, given the early stage of development and minimal revenue contribution of CosyFans at this stage, the Company does not believe a more detailed disclosure of CosyFans user community is material or meaningful to any prospective investors.

The Company, however, has revised its disclosure on page 131 of the Revised Draft Registration Statement to clarify the fact that it operates the CosyFans mobile app using a similar social e-commerce business model as the O’Mall mobile app.

Description of American Depositary Shares, page 174

20.

We note your risk factor disclosure that indicates that the deposit agreement provides that ADS holders waive the right to a jury trial, “including any claim under the U.S. federal securities laws.” Please amend your description of American Depositary Shares to reflect this provision of the deposit agreement.

The Company respectfully advises the Staff that it has not yet started discussing the deposit agreement with the depositary bank. The Company undertakes to update the description of American Depositary Shares to the extent applicable, once the depositary agreement is in the agreed form.

Onion Global Limited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

11. Share-Based Compensation, page F-36

21.

Your disclosure on page F-37 indicates that you have granted restricted share units during 2019 which are subject to an IPO performance condition and a service condition. If your planned public offering is expected to satisfy the IPO performance condition, please revise MD&A and the notes to your financial statements to disclose the amount of compensation expense you expect to recognize in connection with the consummation of your public offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages90 and F-38 of the Revised Draft Registration Statement.

* * * *

Securities and Exchange Commission	11	January 20, 2021

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Shan (Mio) Ho, Chief Financial Officer

Onion Global Limited